LAW OFFICES
JOHNSON & JONES
A PROFESSIONAL CORPORATION

JOHN B. JOHNSON, JR.	2200 BANK OF AMERICA CENTER	W. THOMAS COFFMAN
KENNETH E. DORNBLASER	15 WEST SIXTH STREET	(1940-2007)
RANDY R. SHORB	TULSA, OKLAHOMA 74119-5416	--------------------
E. ANDREW JOHNSON		Retired Founders
J. CHRISTOPHER DAVIS	Telephone: (918) 584-6644	RICHARD D. JONES
------------------	Fax: (918) 584-6645	C. ROBERT JONES
JON D. CARTLEDGE	www.johnson-jones.com
LUKE A. BOMER		Of Counsel
RYAN J. FULDA		PAUL KINGSOLVER
TREVOR L. HUGHES

July 27, 2010

Via Edgar
Mr. Terence O’Brien, Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, DC  20549

Re:	AAON, Inc. Form 10-K for the Fiscal Year Ended December 31, 2009 Form 10-Q for Fiscal Quarter Ended March 31, 2010 Definitive 14A filed April 15, 2010 File No. 1-18953

Dear Mr. O’Brien:

Our Firm represents AAON, Inc. (“AAON” or “the Company”).  This letter is written in response to your correspondence of July 6, 2010 and the comments of the SEC staff contained therein related to AAON’s Form 10-K, Form 10-Q and Definitive Proxy Statement referenced above.  Our responses are numbered below to correspond to the paragraphs contained in your July 6, 2010 letter.  For your convenience, we have included the staff comment immediately prior to our response.

Form 10-K for Fiscal Year Ended December 31, 2009

Financial Statements

Note 1.  Business, Summary of Significant Accounting Policies and Other Financial Data, page 35

Revenue Recognition

1.
We note your response to prior comment 4.  Please expand your disclosure to explain how you determined it is appropriate to include commissions paid to independent manufacturer representatives in the net sales line item rather than in the selling, general and administrative expenses line item.  Your disclosures on page 2 indicate that those representatives are not resellers of your products.  Please confirm.  Refer to ASC 605-50-25.  Please show us supplementally what your disclosures will look like.

Mr. Terence O’Brien
U.S. Securities and Exchange Commission
July 27, 2010

AAON Response:

For clarification, the following summarizes the business activities conducted by the Company’s independent manufacturer representatives who are not employees of the Company but are independent business entities (the “Representatives”).  Representatives are generally assigned a geographic territory and are used to generate sales of the Company’s HVAC equipment.  The Company determines the minimum sales prices for its products.  The Representatives are responsible for initiating sales orders with end users of the Company’s products (the “Customers”).  The final sales price paid by a Customer is negotiated between the Representative and the Customer.
All billings and collections are the responsibility of the Company.  The Company owes the excess of the final sales price over the minimum sales price to the Representative, which is a “pass through” amount, upon receipt of payment from the Customer.  The final sales price may include products or services (such as start-up services, controls purchased to operate the unit from another manufacturer, and curbs for supporting the unit) that are associated with the purchase of a HVAC product but are provided by the Representative or another third party (“Third Party Products”).  It is impossible for the Company to obtain a break-down of the Third Party Product amounts included in the excess of the final sale price over the minimum sales price.  If the Company does not collect the final sales price from the Customer, payment is not owed to the Representative.

To illustrate using an example, if the Company established a minimum sales price for one of the Company’s HVAC products of $20,000 and a Representative negotiates a final sales price to the Customer of $30,000, the following transactions occur:

1)	Once AAON is notified of the order, AAON manufactures the product and ships the product to the Customer.
2)	AAON invoices the Customer for the final sales price of $30,000.
3)	AAON collects the $30,000 from the Customer.
4)	AAON then pays $10,000 to the Representative, which may include payment for Third Party Products.

Regarding the Company’s accounting policy for the transactions described above, the Company confirms that we do not make payments to Representatives that would be classified as resellers of our products as that term is defined in ASC 605-50-20.  The Company will clarify that sales are generated by our Representatives to the contractor or end user.  The Company has considered the guidance contained in ASC 605-50-25 regarding customer payments and incentives and concluded that the provisions do not apply as the Company does not receive any consideration from Representatives that would be subject its provisions.

The Company previously stated that commissions paid are recorded in net sales.  The basis for this statement is that the full amount of a sale is recorded to accounts receivable, with the offsetting entry consisting of an allocation between the net sales and commission payable accounts.  The Company has historically provided an accrued liabilities schedule in the Notes to the Consolidated Financial Statements of quarterly and annual filings disclosing the commissions payable balance at the end of the period.  The Company’s accounting policy of recording payments to its Representatives net of sales instead of as an expense item is consistent with the guidance provided in ASC 605-45-45, which addresses when an entity should report revenue gross or net.  Several indicators are referenced in ASC 605-45-45 that the Company considered when determining the appropriateness of its accounting policy.  Those indicators are as follows:

Mr. Terence O’Brien
U.S. Securities and Exchange Commission
July 27, 2010

1)	The Entity Has Latitude in Establishing Price
ASC 605-45-45-8 indicates that if an entity has reasonable latitude…to establish the exchange price with a customer for a product…that fact may indicate that the entity….should record revenue gross based on the amount billed to the customer.

As indicated above, the Representative and not the Company establishes the final sales price with the Customer.  The fact that the Company does not establish the final sales price and does not retain any economic benefit, from the excess of the final sales price from the minimum sales price that is paid to the Representative,  are strong indicators that the Company should record revenue net of such payments.

2)	The Entity Is the Primary Obligor in the Arrangement
ASC 45-45-4 indicates that the entity responsible for providing the product or service desired by the customer is a strong indicator of the entity’s role in the transaction.  If an entity is responsible for fulfillment, including the acceptability of the product or services ordered or purchased by the customer, that fact is a strong indicator…that it should record revenues gross based on the amount billed to the company.

With respect to the Third Party Products described above, the Company concluded that it is not the primary obligor in the arrangements.  The Company does not provide the products or services, does not establish the price for such products or services and is not responsible for any claims arising from such products or services.  The Company requires signed acknowledgements from its Representatives indicating that the Company is not responsible for such products or services.  The Representatives sign indemnification agreements agreeing to indemnify the Company if it is ever held liable for nonperformance related to the Third Party Products.

3)	The Entity Has Credit Risk
ASC 605-45-45-13 indicates that if an entity assumes credit risk for the amount billed to the customer that may provide weaker evidence…that it should record revenue gross.  Credit risk exists if an entity is responsible for collecting the sales price from a customer …regardless of whether the sales price is fully collected.

In the transactions described above, the Company clearly does not have credit risk as the Company only owes payment to the Representative once payment of the final sales price has been received.

The Company believes that the indicators listed above provide support for the accounting policy of presenting revenues net of certain payments made to the Representatives.  The Company’s accounting policy was established and has been consistently applied since inception.  The Company believes the accounting policy to provide more useful information to financial statement users than a gross presentation.  The Company receives no economic benefit, and in some cases does not provide products or services, included in the excess of final sales price over minimum sales price collected from the Customer.  The Company believes that additional clarity regarding the nature of the arrangements with the Representatives is useful.  The Company will enhance its disclosures to include a discussion of the amounts paid during the reporting period to the Representatives.  The Company will include these additional disclosures for all periods presented in future filings beginning with the Company’s Form 10-Q for the quarter ended June 30, 2010.

Mr. Terence O’Brien
U.S. Securities and Exchange Commission
July 27, 2010

The proposed disclosures shall be presented substantially as follows in the MD&A and Consolidated Financial Statements, respectively:

Distribution
“We employ a sales staff of 20 individuals and utilize approximately 91 independent manufacturer representatives' (“Representatives”) organizations having 106 offices to market our products in the United States and Canada.  We establish a minimum sales price but do not control the final sales price which is determined by our Representatives.  We are responsible for billings and collections resulting from all sales transactions, including those initiated by our Representatives.  The amount received in excess of the minimum sales price is paid directly to our Representatives once the related amounts are collected from the customers.   Shipments are made from our Tulsa, Oklahoma, Longview, Texas, and, prior to the termination of our operations there in September 2009, Burlington, Ontario, Canada, plants to the job site.

We also have one international Representative, which utilizes 12 distributors in other countries.”

Revenue Recognition
“We recognize revenues from sales of products when the products are shipped and the title and risk of ownership pass to the customer.  Final sales prices are fixed based on purchase orders.  Sales allowances and customer incentives are treated as reductions to sales and are provided for based on historical experiences and current estimates.  Our policy is to record the collection and payment of sales taxes through a liability account.

We present revenues net of certain payments to our independent manufacturer representatives (“Representatives”).  We establish a minimum sales price but do not control the final sales price which is determined by our Representatives.  We are responsible for billings and collections resulting from all sales transactions, including those initiated by our Representatives.  The amount received in excess of the minimum sales price is paid directly to our Representatives once the related amounts are collected from the customers.   The amount of payments to our Representatives was $58.0 million, $55.4 million and $49.2 million for the years ending December 31, 2009, 2008 and 2007, respectively.”

Form 10-Q for Fiscal Quarter Ended March 31, 2010

General

2.	Please address the above comments in your interim filings as well, as applicable.

AAON Response:

The Company will address comment 1 in its future interim filings.

Mr. Terence O’Brien
U.S. Securities and Exchange Commission
July 27, 2010

Definitive 14A filed April 15, 2010

Election of Directors, page 4

3.
Refer to prior comment 6.  For each director or person nominated or chosen to become a director, discuss briefly the specific experience, qualifications, attributes, or skills that led to the conclusion that the person should serve as a director at the time that the disclosure is made in light of AAON’s business and structure.  If material, this disclosure should cover more than the past five years, including information about the person’s particular areas of expertise or other relevant qualifications.  See Item 401(e)(1) of Regulation S-K.

AAON Response:

In future 14A filings, for each director or person nominated or chosen to become a director, we will enhance the individual biographical information for each such person to briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director, in light of the company’s business and structure, relating this specific disclosure to the more general “director qualifications” description that currently appears later in the Definitive 14A.  If material, this specific disclosure will cover more than the past five years, including information about the director/director-nominee’s particular areas of expertise or other relevant qualifications.

Closing Comments

The Company acknowledges the following in connection with this response that:

(a)           the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

(b)           staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(c)           the Company may not assert staff comments as a defense in any proceeding, initiated by the Commission or any person under the federal securities laws of the United States.

We believe this addresses the comments submitted on July 6, 2010.  If you have further questions or comments that you believe can be resolved telephonically, please feel free to contact the undersigned at the number noted above.

Very truly yours,

/s/ Kenneth E. Dornblaser
Kenneth E. Dornblaser
For the Firm

C:           Kathy I. Sheffield, Chief Financial Officer